Incannex Healthcare Limited

Suite 105, 8 Century Circuit

Norwest, NSW 2153

Australia

March 9, 2023

via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Incannex Healthcare Limited

Registration Statement on Form F-3

Filed: March 2, 2023

Securities Act File No. 333-270218

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, Incannex Healthcare Limited (the “Registrant”) hereby respectfully requests acceleration of its Registration Statement on Form F-3 (File No. 333-270218), filed on March 2, 2023, so that it will become effective at 10:00 a.m. (Eastern time) on March 13, 2023, or as soon as practicable thereafter.

If you have any questions, or require any additional information, please do not hesitate to email Andrew Reilly, the Registrant’s outside counsel, at andrew.reilly@rimonlaw.com.

The Registrant hereby acknowledges that, if the Securities and Exchange Commission (or its staff, acting pursuant to delegated authority) (the “Commission”) declares the filing effective, such action:

(i)	does not foreclose the Commission from taking any action with respect to the filing;

(ii)	does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	may not be asserted by the Registrant as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Incannex Healthcare Limited

By:	/s/ Joel Latham
Joel Latham
Chief Executive Officer and Managing Director